Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P.
Announces
Purchase of the Navios Aurora II
PIRAEUS, GREECE – March 22, 2010 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today the purchase of Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt, for $110.0 million from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM). The vessel is chartered out until November 2019 for $41,325 (net) per day.
$20.0 million of the purchase price is funded by the issuance 1,174,219 common units of Navios Partners. The $17.03 issue price reflects NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel. The balance of $90 million of the purchase price is funded by $60.0 million cash on the balance sheet and $30 million of new debt.
As a result of this acquisition, Navios Partners has a fleet of 13 drybulk vessels with a combined carrying capacity of 1.2 million dwt, average age of 6.1 years and average charter-out coverage of 4.2 years.
Angeliki Frangou, Chairman and CEO of Navios Partners commented “The acquisition of Navios Aurora II extends the average charter-out coverage of our fleet to 4.2 years and thus improves our cash available for distribution in the longer term.” Ms. Frangou continued, “We are also pleased with the continued sponsorship of Navios Holdings, as the units issued to Navios Holdings were at approximately a 10% premium to the February 2010 public offering.”
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Partners (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM), is an owner and operator of dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com